

Jensen,
Duffin &
Dibb, LLP

NATHAN D. MILLER
ATTORNEY AT LAW

AD-9

November 9, 2011

Received SEC
NOV 14 2011
Washington, DC 20549

John Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Paramount Auto Funding, LLC
Third Amended Form 1-A/A
File No. 024-10298

Dear Mr. Reynolds:

This letter and the enclosed second amended Form 1-A are submitted in response to your comment letter dated October 28, 2011. There are seven complete, unmarked, copies and one marked copy (the marked copy is not complete with all exhibits and is for your convenience in reviewing our changes only). The numbered paragraphs below correspond to the comment numbers of your letter.

1. Rule 252, subpart (g)(2) states: "[a]n *offering statement containing the following notation can be qualified only by order of the Commission, unless such notation is removed prior to Commission action as described in paragraph (g)(3) of this section: This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.*" The afore-mentioned statement is printed at the bottom of the cover page of Paramount Auto Funding, LLC's ("Paramount" or the "Company") Form 1-A. Accordingly, unless and until the Commission issues an order of qualification, Paramount's Regulation A offering is not qualified. It is true that at the time of Paramount's filing of its Form 1-A it was offering and selling securities, however, such offers and sales were done under Rule 147. The Rule 147 offering was terminated on August 15, 2011, prior to the qualification of Paramount's Regulation A offering (which as of the date of this letter is not qualified). Prior to August 15, 2011, no oral or written offers were made under Rule 251(d)(1) of Regulation A. As a result of no oral or written offers having been made prior to and including August 15, 2011, Paramount believes that the offerings should not be integrated. This conclusion conforms to Rule 251(c) which provides that Regulation A offerings will not be integrated with prior offers or sales of securities. The

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offerings (including offers and sales) were not made simultaneously. All offers and sales made prior to August 15, 2011, were made under Rule 147, not Regulation A.

2.   The table on page six has been updated to reflect all sales occurring through the termination of the Rule 147 offering on August 15, 2011. Each sale after June 16, 2011 has also been indicated on the table. Paramount's offers and sales under Rule 147 were made using a Private Placement Memorandum. At no time, either before or after August 15, 2011, has Paramount's Form 1-A offering circular been used in connection with offers or sales of securities.

3.   The fragmented statement referenced here was a typo. The text of any advertising or sales materials have been filed as an exhibit to Form 1-A.

4.   This use of proceeds table, and corresponding text, has been revised to clearly indicate that the table is only an estimation of the Company's use of proceeds due to the fact that the Company does not know how many of its existing notes will renew and how many will have to be redeemed. If the Company does not have maturing debt obligations at the time money is raised under this offering it will make new automobile loans. However, if there are maturing debt obligations the Company will first use the money raised to pay off these maturing loans.

5.   The table has been revised to indicate that even at a minimum level of $5,000 in total proceeds this money could be used to satisfy maturing debt obligations.

6.   This statement has been revised to clarify that Note holders may request this information within 120 days of the maturity date of their Note by written request made to the Company at its address listed on the cover page of the offering circular.

7.   The revenue recognition policy has been revised and expanded to include revenue recognition policies related to the Company's relevant revenue streams.

8.   The disclosures in the financial statements related to the short-term loan have been changed in response to your comments. See below for the specific responses to your bullet points.
   a. (i) The short term loan became delinquent in April, 2009 and has been disclosed in the financial statements. (ii) No impairment on the delinquent loan was recognized as the value of the collateral approximated the value of the loan principle and interest.
   b. The loan was reclassified as an other asset at June 30, 2011 due to the vehicle being acquired as collateral on the delinquent loan in June 2011 and recorded at its value, the loan receivable was written off at that same time.
   c. The collateral (vehicle) was repossessed in June 2011 and was sold subsequently for approximately $13,000.
   d. There are currently no loans accounted for on a non-accrual basis. All loan receivable transactions, including loan income and expenses are currently accrued as incurred.

9.   We have revised our disclosures to address the comments issued related to the loan loss reserve rate. See below for the specific responses to your bullet points.

    a.   (i) Management reviews the loan loss reserve at least semi-annually and on an as needed basis. Management determined to adjust the loan loss reserve rate to 0.008 as of June 30, 2011, and this rate began to be effective as of June 30, 2011. (ii) The Company used a rate of 0.008, 0.012 and 0.003 to calculate the loan loss reserve on vehicle loans as of periods ending June 30, 2011, December 31, 2010 and December 31, 2009, respectively. (iii) Management necessarily adjusts the loan loss reserve rate on vehicle loans regularly to adjust for changes in risks in the company's loans receivable portfolio. (iv) Factors considered in adjusting the loan loss reserve rate included the Company's history of performance on vehicle loans, specifically identified higher risk loans and the ratio of dealership guaranteed vehicle to non-guaranteed vehicle loans.

    b.   A disclosure has been included in the Notes to Financial Statements regarding the dealership guarantee. The disclosure reads: "As of June 30, 2011 approximately 1,518,000 of the $1,536,843 total vehicle loans were guaranteed by the dealership originating the loan. In the event of default on a loan, the dealership has agreed to pay the Company all outstanding principal and accrued interest balance within sixty days of loan default."

    c.   Management meets and evaluates the adequacy of the loan loss reserve semi-annually and on an as needed basis. Management reviews all loan receivables and makes a determination as to an adequate loan loss rate. A more detailed disclosure regarding management's policy related to the evaluation of the adequacy of the loan loss reserve is contained under the *Allowance for Loan loss reserve* heading.

10.   We have revised our disclosures to address the comments issued related to the nonaccrual status. See below for the specific responses to your bullet points.

    a.   Our policy for placing loans on nonaccrual status has been revised to address your comment.

    b.   It has been disclosed that no loans are currently accounted for on a nonaccrual basis, and that there are no serious doubts as to the ability of the borrowers to comply with loan repayment terms.

    c.   Factors influencing management's judgment as to the additions to the allowance charged to management expense has been disclosed under *3. Loans Receivable* heading.

Sincerely,

Nathan D. Miller

NDM/